Resolution on Merger decision

On December 11, 2015, the Board of Directors of POSCO resolved to acquire and merge POSHIMETAL Co., Ltd., one of the subsidiaries into POSCO. The type of merger is a “small scale merger”, which is based on the Article 527-3 of the Commercial Law(Korea).

The information in detail is as follows :

Enhancing the shareholders’ value by :
Purpose of the Merger	- increasing operational efficiency - creating synergies between the steel business(POSCO) and the non-ferrous metal business(POSHIMETAL Co.,Ltd.)

Effect on Management
As of the public disclosure date, POSCO holds a 100% stake in
POSHIMETAL Co.,Ltd..
The merger ratio is 1:0, and POSCO will not be issuing new shares.
The status of largest shareholder of POSCO stays the same.
On the completion of merger, POSCO will remain as a surviving company.

Other information for investors
By the Article 527-3 of the Commercial Law(Korea), in the case of small scale merger, appraisal right by stockholders of POSCO is not applicable.
By the Article 527-4 of the Commercial Law(Korea), this merger may be canceled if more than 20% stockholders of surviving company notice objection on merger in writing within two weeks from merger
announcement day. The merger will be approved by The Board of
Directors on January 28, 2016.

<Company profile>

Company Name	POSHIMETAL Co.,Ltd.

Main Business	Non-ferrous metal smelting , refining , and alloy manufacturing

Financial status(2014) (in KRW)

Total Asset	344,533,411,620	Total Capital	77,100,000,000

Total Liabilities	353,470,190,188	Sales revenue	186,633,736,894

Total Equity	-8,936,778,568	Net profit	-17,700,774,223

<Timeline>

Resolution on merger decision from the Board of Directors	December 11, 2015

Notice of Closing of the Shareholders Registry	December 15, 2015

Conclusion of a contract	December 23, 2015

Record date for Closing of the Shareholders Registry	December 31, 2015

Period for Closing of the Shareholders Registry	January 1, 2016 ~ January 15, 2016

Merger announcement	January 4, 2016

Period for Receiving Shareholders’ Objection on merger	January 4, 2016 ~ January 18, 2016

Resolution on merger approval from the Board of Directors	January 28, 2016

Notice of Receiving Creditors’ Objection on merger	January 29, 2016

Period for Receiving Creditors’ Objection on merger	January 30, 2016 ~ February 29, 2016

Date of merger	March 1, 2016

Notice of completion of merger (Approval of the Board of Directors required)	March 11, 2016

Registration of merger	March 14, 2016

*The timeline may be adjusted.